Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TCF Financial Corporation and

The Plan Sponsor and Plan Administrator of the

TCF Employees Stock Purchase Plan:

We consent to the incorporation by reference in the registration statements (No. 333-184676, 333-168893, 333-154929, 333-146741, 333-113748 and 333-72394) on Form S-8 of TCF Financial Corporation of our report dated June 20, 2014, with respect to the statements of net assets available for plan benefits of the TCF Employees Stock Purchase Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2013, and supplemental schedules as of and for the year ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the TCF Employees Stock Purchase Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 20, 2014